Exhibit 20

NEWS FROM TAYLOR DEVICES, INC.
SHAREHOLDER LETTER, WINTER 2008--2009

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYLOR DEVICES.  WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, PLUS PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION.  COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM:        ANNUAL MEETING

Our Annual Meeting of Shareholders was held on November 7, 2008  The total number of outstanding shares of Taylor Devices' stock on the meeting record date was 3,170,746.  A total of 2,883,979 shares were present in person or by proxy at the meeting, representing an excellent 91% Shareholder turnout.

Results for Election of Directors and term expiration dates:

2,684,930 Shares voted for the election of Reginald B. Newman II, term to expire in 2011.

The Shareholders also approved the 2008 Taylor Devices, Inc. Stock Option Plan.

All of us at Taylor Devices, Inc. thank you for your continued support.

ITEM:        FINANCIAL RESULTS

Taylor Devices completed the second quarter of its fiscal year on November 30, 2008.  Comparative financial results for the first quarter, second quarter and six month periods are as follows:

FIRST QUARTER (8-31-08)

F/Y 08-09

		F/Y 07-08
SALES	$4,803,502	$4,408,185
NET EARNINGS	$148,652	$348,230
SHARES OUTSTANDING	3,219,923	3,153,107
EARNINGS PER SHARE	4¢	11¢

SECOND QUARTER (11-30-08)

SALES	$3,757,731	$4,276,406
NET EARNINGS	$55,365	$113,309
SHARES OUTSTANDING	3,220,525	3,153,811
EARNINGS PER SHARE	2¢	4¢

SIX MONTHS (11-30-08)

F/Y 08-09

		F/Y 07-08
SALES	$8,561,233	$8,684,591
NET EARNINGS	$204,017	$461,539
SHARES OUTSTANDING	3,220,525	3,153,811
EARNINGS PER SHARE	6¢	15¢

The Company continues to perform well with good shipment levels.  Shipping levels are down from the record levels of last year, largely due to the current economic recession.  The construction markets in the U.S. are well below last year's levels.  Off-shore construction markets remain steady at present. Military and aerospace product sales are increasing.

Our firm order backlog is $10.1 million, with a product mix divided approximately equally between commercial and aerospace/military markets.

ITEM:        ANNUAL MEETING OF THE SHAREHOLDERS

The Company's annual Shareholders' Meeting was held on November 7, 2008, at the Holiday Inn located in Amherst, NY.  Reports were given at the meeting by several members of the executive and management staff.  A brief summary of these reports follows:

#    Douglas P. Taylor, President, discussed overall corporate performance in the record- setting 2008 fiscal year, but expressed reservations about the present worldwide economic recession.  Mr. Taylor emphasized that the Company's growth in the construction markets is strongly affected by the ability of building owners and developers to obtain bank financing.  He noted that in comparison, worldwide aerospace and military sales are increasing.  A slide presentation was given on the successful use of Taylor Devices' Modular Tuned Mass Dampers on the new Cumberland River Pedestrian Bridge in Nashville, TN.

#      Seismic/Industrial Products Sales Managers Bob Schneider and Craig Winters discussed new applications in the construction markets.  A slide presentation was given on a damper retrofit for seismic capacity improvements at the renowned Los Angeles Theme Building located at the Los Angeles International Airport.  In addition, a pictorial review of recent "signature" bridge projects in China was presented with all of the bridges using Taylor Dampers for either seismic or wind-storm protection.

#    Richard Hill, Vice President, discussed a recent upgrade in the Company's internal manufacturing computer software to enhance response times to meet customer order requirements.  He also announced that Taylor Devices' current ISO 9001:2000 Quality Program is being upgraded to comply with AS9100 Aerospace Quality Program requirements.  The Company's goal is to obtain third party certification to AS9100 during 2009.

AS9100 is part of a series of standards based on ISO 9001:2000 International Quality Standards.  It was developed by the International Aerospace Quality Group to provide international consistency and specific regulatory, safety and reliability requirements demanded by the aerospace market sector.

#    Mark McDonough, Chief Financial Officer, provided an extensive overview of Taylor Devices' comparative financial performance in 2008.  In addition, graphics were provided detailing the Company's product sales by discrete product mix and geographic locations of the customers.

ITEM:    NEW ORDER ANNOUNCEMENTS, SEISMIC AND WIND

In addition to the Theme Building restoration at Los Angeles International Airport, the following new orders for seismic dampers were announced at the 2008 Shareholder's Meeting:

#    California Transportation Management Center -- San Bernardino, CA
#    U.S. Bureau of Land Reclamation Office Building -- Provo, UT
#      Hydrawaves Building -- Mexico
#    Kindom Jing-Ping Building -- Taiwan, ROC
#    Jiun-Yi Building -- Taiwan, ROC
#    Kwanfon Building -- Taiwan, ROC
#    Meixihe River Bridge -- China
#    Watan Bridge -- South Korea
#    Sojung Grand Bridge -- South Korea
#    Nam Gang Bridge -- South Korea
#    An Song Chun Bridge -- South Korea

ITEM:    THE COMPANY WINS MAJOR SHIP COMPONENTS CONTRACT IN EUROPE

For the past several years Taylor Devices has been participating in the development of shock and vibration control equipment for a new class of warships being designed in Europe.  These engineering efforts have now come to fruition with the receipt of the first orders for actual hardware.  This first production contract is for a multi-ship program and includes more than $1 million for Taylor's patented Tension-Compression Isolators used to attenuate detonation of enemy weapons if the ship is attacked.  The isolators will be installed to protect a large equipment deck section inside the vessal.

During the course of this program, Taylor Devices has proposed products for three separate areas on the new warship, and the order received reflects one of the three applications.

ITEM:        NATIONAL SCIENCE FOUNDATION RESEARCH GRANT

A team of five well-known research universities and Taylor Devices have recently received a $1.6 million research grant from the U.S. National Science Foundation.  The four-year program will develop the world's next generation of seismic protection systems, incorporating adaptive spring and damping components.  Previous research attempted to utilize so-called active systems which would change their response via electronic controls.  These proved very expensive, with electronic reliability during a catastrophic earthquake being difficult to achieve.

In comparison, the adaptive components developed under this program will be able to control the response of a building during different types and levels of earthquakes without any external interface, i.e. the spring and damping elements will include their own internal mechanical logic and controls.  No electronics of any type will be used in the adaptive components to insure maximum reliability.

The research approach will be similar to that used by the Company in the 1990's to introduce and test our original seismic damper designs at SUNY-Buffalo.  In this approach, the university researchers will define general concepts that will improve seismic performance if a component were available to perform specific tasks during an earthquake.  Taylor Devices' personnel will then determine which mechanical components would be best suited to perform the stated tasks and design the component to the point where its suitability for economic packaging within a real structure can be determined.  Computational studies will be performed by the university's researchers to see if the proposed component satisfies their requirements.  If all analysis is successful, the component will then be fabricated and tested on a scaled structure.

The research team is comprised of the following organizations:

       Rice University -- Texas
       SUNY Buffalo -- New York
       Rensselaer Polytechnic -- New York
       UCLA -- California
       CSU Fresno -- California
       Taylor Devices -- the team's industrial partner

Earthquake test facilities at SUNY Buffalo will be used to evaluate the new technology developed by the research team.  The program has been named NEES-Adapt, and the project web site is available on-line at: http://www.ruf.rice.edu/~dsg/

                                                                                By: /s/Douglas P. Taylor
                                                                                        Douglas P. Taylor
                                                                                        President